August 10, 2018

Madison Covered Call & Equity Strategy Fund
550 Science Drive
Madison, Wisconsin 53711

Ladies and Gentlemen:
We have acted as counsel to Madison Covered Call & Equity Strategy Fund, a Delaware statutory trust (the “Trust”), in connection with the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance by the Trust of shares of beneficial interest, $0.01 par value per share (the “Shares”). The Registration Statement relates to the proposed merger of Madison Strategic Sector Premium Fund, a Delaware statutory trust, into the Trust, pursuant to an agreement and plan of merger (the “Agreement”).
In connection with this opinion, we have reviewed: (i) the Registration Statement (including the proxy statement/prospectus and form of Agreement contained therein), (ii) the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration”) and Amended and Restated By-Laws, (iii) certain resolutions of the Trust’s Board of Trustees, and (iv) such other proceedings, documents and records we have deemed necessary to enable us to render this opinion. In conducting such review, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies.
Based upon the foregoing, we are of the opinion that the Shares will be validly issued, fully paid and, except as provided in the last sentence of Section 3.8 of the Declaration, non-assessable by the Trust when issued upon the terms of the Agreement included in the Registration Statement, subject to compliance with the Securities Act of 1933, as amended (the “Securities Act”), the Investment Company Act of 1940, as amended, and applicable state securities laws and assuming effectiveness of the Registration Statement.
With respect to the opinion expressed in the preceding paragraph, we note that, pursuant to Section 3.8 of Article 3 of the Declaration, the Board of Trustees shall have the power, as frequently as they may determine, to cause each shareholder to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, shareholder servicing or similar agent, a pro rata amount as defined from time to time by the Board of Trustees, by setting off such charges due from such shareholder from declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represents the outstanding amount of such charges due from such shareholder.

We consent to the use of this opinion as an exhibit to the Registration Statement, the discussion of this opinion in the Registration Statement, and the references to us in the Registration Statement. In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of said Act.
Very truly yours,

/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.